# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clear Secure, Inc., CIK 0001856314
CUSIP: 18467V109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 85 10th Ave., 9th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 04/16/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171200-24-000200
Filed by CIK 0001783044

## Reporting persons
- William H. Miller III Living Trust dated April 17, 2017: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 6,050,000; shared voting power 0; sole dispositive power 6,050,000; shared dispositive power 0; aggregate amount beneficially owned 6,050,000 (6.3% of the class)
  Comment: Note for Line 11 - Based on 95,330,547 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: Clear Secure, Inc.
Address of issuer's principal executive offices: 85 10th Ave., 9th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing: William H. Miller III Living Trust dated April 17, 2017
Address of principal business office or, if none, residence:
1104 Kenilworth Drive, Suite 301
Towson, MD 21204
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,050,000 shares of Class A Common Stock
Percent of class: 6.3%
Sole power to vote or to direct the vote: 6,050,000 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 6,050,000 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- William H. Miller III Living Trust dated April 17, 2017: /s/ William H. Miller III, William H. Miller III, Trustee (09/23/2025)